SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins Speech Technology Excellence Award for Interaction Analytics from CUSTOMER Magazine for Sixth Time, Dated September 2, 2014

99.2	Press Release: NICE Actimize Engages Former SEC Chairman Mary L. Schapiro and FBI Special Agent Gregory A. Coleman to Keynote 11th Annual Global Client Forum, Dated September 8, 2014

99.3	Press Release: NICE Partners with G4S Subsidiary AMAG Technology to Integrate NICE Situator with Symmetry™ Access Control System, Dated September 9, 2014

99.4	Press Release: Are Passwords Passé? NICE Shows How Companies are Using Voice Biometrics to Authenticate Callers in Real-time at FinovateFall 2014, Dated September 15, 2014

99.5	Press Release: Analytics for Everyone – With NICE Insight Amplifier, all Company Stakeholders Can Quickly and Easily Gain Insight from Customer Interactions, Dated September 16, 2014

99.6	Press Release: NICE Wins Two Customer Service Excellence Awards at CONAREC 2014Dated September 17, 2014

99.7	Press Release: Looking for a Needle in a Haystack? NICE Launches Video Search Solution to Pinpoint and Track People of Interest in Mere Minutes, Dated September 22, 2014

99.8	Press Release: NICE to Showcase New Video Analytics Search Solution at ASIS, Dated September 23, 2014

99.9	Press Release: Nanded, India Deploys NICE Safe City Solution to Protect Citizens, Visitors and Historical Sites, Dated September 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: October 6, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins Speech Technology Excellence Award for Interaction Analytics from CUSTOMER Magazine for Sixth Time, Dated September 2, 2014

99.2	Press Release: NICE Actimize Engages Former SEC Chairman Mary L. Schapiro and FBI Special Agent Gregory A. Coleman to Keynote 11th Annual Global Client Forum, Dated September 8, 2014

99.3	Press Release: NICE Partners with G4S Subsidiary AMAG Technology to Integrate NICE Situator with Symmetry™ Access Control System, Dated September 9, 2014

99.4	Press Release: Are Passwords Passé? NICE Shows How Companies are Using Voice Biometrics to Authenticate Callers in Real-time at FinovateFall 2014, Dated September 15, 2014

99.5	Press Release: Analytics for Everyone – With NICE Insight Amplifier, all Company Stakeholders Can Quickly and Easily Gain Insight from Customer Interactions, Dated September 16, 2014

99.6	Press Release: NICE Wins Two Customer Service Excellence Awards at CONAREC 2014Dated September 17, 2014

99.7	Press Release: Looking for a Needle in a Haystack? NICE Launches Video Search Solution to Pinpoint and Track People of Interest in Mere Minutes, Dated September 22, 2014

99.8	Press Release: NICE to Showcase New Video Analytics Search Solution at ASIS, Dated September 23, 2014

99.9	Press Release: Nanded, India Deploys NICE Safe City Solution to Protect Citizens, Visitors and Historical Sites, Dated September 29, 2014